SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)(1)

                                 AUTOINFO, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    052777109
- --------------------------------------------------------------------------------
                                 (CUSIP number)

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                        750 Lexington Avenue - 27th Floor
                            New York, New York 10022
                                 (212) 446-5217
- --------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 14, 1995
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                  Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 17 Pages)
- --------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             AUTOINFO STOCKHOLDERS COMMITTEE
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC, PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,131,400
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,131,400
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,131,400
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        00
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             STEEL PARTNERS II, L.P.
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        WC
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        DELAWARE
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,126,000
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           1,126,000
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,126,000
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             WARREN G. LICHTENSTEIN
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                1,126,100
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           1,126,100
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,126,100
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             LAWRENCE BUTLER
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               -0-
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                1,126,000
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           -0-
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           1,126,000
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        1,126,000
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        14.6%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================
     1         NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                             JACK L. HOWARD
- --------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  | |

                                                                      (b)  |X|
- --------------------------------------------------------------------------------
     3         SEC USE ONLY
- --------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                        PF
- --------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                               | |
- --------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                        USA
- --------------------------------------------------------------------------------
 NUMBER OF             7          SOLE VOTING POWER
   SHARES
BENEFICIALLY                               5,300
  OWNED BY     -----------------------------------------------------------------
    EACH               8          SHARED VOTING POWER
 REPORTING
PERSON WITH                                -0-
               -----------------------------------------------------------------
                       9          SOLE DISPOSITIVE POWER

                                           5,300
               -----------------------------------------------------------------
                      10          SHARED DISPOSITIVE POWER

                                           -0-
- --------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                        5,300
- --------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             | |
- --------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        .07%
- --------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                        IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This  constitutes  Amendment No. 4 ("Amendment  No. 4") to the
Schedule 13D filed by the undersigned on February 17, 1995, as amended (the "Schedule 13D"). Pursuant to Rule 101 of Regulation S-T, this Amendment No. 4 amends and restates the Schedule 13D to read in its entirety as follows:

ITEM 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this Statement relates is the common stock, no par value, of AutoInfo, Inc., a Delaware corporation (the "Issuer"), whose principal executive office is located at 1600 Route 208, Fairlawn, New Jersey 07410.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Schedule 13D is being filed on behalf of the AutoInfo Stockholders Committee (the "AutoInfo Stockholders Committee"). The AutoInfo Stockholders Committee is not a business entity and has no place of organization, principal business or business address. The AutoInfo Stockholders Committee can be contacted through Warren G. Lichtenstein, Chairman of the AutoInfo Stockholders Committee, c/o Steel Partners II, L.P., 750 Lexington Avenue, 27th Floor, New York, New York 10022.

                  The AutoInfo Stockholders Shareholders Committee is composed of Warren G. Lichtenstein, Lawrence Butler and Jack L. Howard. Information set forth below relating solely to each of them is provided by such individual.

                  Steel Partners II, L.P. ("Steel") is a Delaware limited partnership. The principal business of Steel is investing in the securities of micro-cap companies. The general partner of Steel is Steel Partners Associates, L.P. ("Associates"), a Delaware limited partnership. The general partner of Associates is Steel Partners, Ltd. ("Partners"), a New York corporation. The principal business address of Steel, Associates and Partners is 750 Lexington Avenue, 27th Floor, New York, New York 10022. The executive officers and directors of Partners are as follows: Warren G. Lichtenstein is Chairman of the Board, Secretary and a Director; and Lawrence Butler is President, Treasurer and a Director. The principal business address of each of Warren G. Lichtenstein and Lawrence Butler is 750 Lexington Avenue, 27th Floor, New York, New York 10022. Each of the executive officers and directors of Partners is a citizen of the United States of America.

                  Mr. Lichtenstein is Chairman and a director of WGL Capital Corp., a general partner of Steel Partners, L.P., a Delaware limited partnership (a private investment partnership) and Chairman and a director of Partners.

                  Mr. Butler is the sole shareholder of Camelia Croup, Inc., a co-General Partner of Steel Partners, L.P., a Delaware limited partnership and President and a director of Partners.

                  Jack L. Howard is a limited partner of Associates and is a principal in the brokerage firm of Mutual Securities, Inc., a division of Cowles Sabol & Co. The principal business address of Jack L. Howard is 2927 Montecito Avenue, Santa Rosa, California 95404. Mr. Howard is a citizen of the United States of America.

                  During the past five years, none of Steel, Associates, Partners, Warren G. Lichtenstein, Lawrence Butler or Jack L. Howard has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate purchase price (excluding commissions) for the 1,126,00 Shares purchased by Steel was $3,904,219.00. Such Shares were acquired with partnership funds.

                  The aggregate purchase price (excluding commissions) for the 5,300 Shares purchased by Jack Howard was $18,600.50. Mr. Howard used his personal funds to purchase such Shares.

                  The aggregate purchase price (excluding commissions) for the 100 Shares purchased by Warren Lichtenstein was $363.00. Mr. Lichtenstein used his personal funds to purchase such Shares.


ITEM 4.           PURPOSE OF TRANSACTION.

                  The AutoInfo Stockholders Committee was formed, subject to obtaining regulatory approvals, to solicit written consents to take action in lieu of a stockholders meeting, pursuant to Delaware General Corporation Law ss. 228 and/or proxies to execute such consents to (i) remove the incumbent members of the Issuer's board of directors; (ii) elect the slate of candidates set forth herein to the Issuer's board of directors; and (iii) amend the Bylaws of the Issuer to provide that any acquisition by the Issuer, whether by stock purchase, merger, asset acquisition or other similar type transaction, where the consideration to be paid by the Issuer is more than fifty (50%) percent of the Issuer's assets at the time of such transaction, will be subject to approval by a majority of the Issuer's stockholders. The

AutoInfo Stockholders Committee is also committed to using its best efforts, immediately upon its election, to rescind or nullify the Shareholder Rights Plan adopted on March 30, 1995 by the Issuer's board of directors. The AutoInfo Stockholders Committee's nominees for directors of the Issuer will be Warren G. Lichtenstein, Lawrence Butler, Jack L. Howard, Marshall D. Butler, Jan R. Sussman and James Benenson, Jr.

                  The AutoInfo Stockholders Committee believes that the market price of the Common Stock does not reflect the underlying value of the Issuer and believes that based upon its knowledge of the Issuer, it could cause the Issuer to take such actions and pursue such opportunities, including, but not limited to, seeking potential acquisition candidates for the Issuer, in order to maximize value for the Issuer's stockholders. The AutoInfo Stockholders
Committee could, however, in the future, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, decide to pursue another course of action including, but not limited to, the paying of a special dividend, the total or partial liquidation of the Issuer or the sale of the Issuer's non-cash assets.

                  The Issuer filed suit on June 14, 1995 in the United States District Court for the District of Delaware against Steel, Warren G. Lichtenstein, Lawrence Butler, Jack L. Howard, Marshall D. Butler, Ryback Management Corporation, Eric E. Ryback and Lawrence Callahan, Civil Action No. 95-364. The complaint alleges, among other things, violations of Sections 13(d), 13(g) and 14(a) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, stemming from Steel's allegedly acting in concert with the other defendants to obtain control of the board of directors of the Issuer and the failure of Steel and the other defendants to disclose such actions in compliance with applicable securities laws. The complaint seeks, among other things, to enjoin the AutoInfo Stockholders Committee from commencing the Consent Solicitation and delivering the Consent Statement to the Issuer's stockholders. The AutoInfo Stockholders Committee believes it has complied with the securities laws and intends to vigorously defend itself against the claims brought by the Issuer.

                  The AutoInfo Stockholders Committee had previously anticipated commencing a Consent solicitation on May 1, 1995 and in connection therewith had
(i) delivered a signed Consent to the Company on April 13, 1995 and (ii) demanded a list of the Company's stockholders from the Company. Under ss. 228 of DGCL, Consents must be delivered within 60 days of the earliest dated Consent delivered to the Issuer. Due to delays in obtaining the stockholders list, the AutoInfo Stockholders Committee decided not to solicit Consents pursuant to the prior Consent solicitation and to commence a new Consent solicitation. By letter dated May 31, 1995, the AutoInfo Stockholders Committee advised the Issuer that the prior Consent was withdrawn. The

AutoInfo Stockholders Committee had engaged in discussions with the Issuer in an attempt to avoid the necessity of this Consent solicitation. In the course of these discussions, four meetings were held between approximately April 12, 1995 and April 28, 1995. The following parties were present at all or some of the meetings: on behalf of the AutoInfo Stockholders Committee--Warren Lichtenstein, Marshall D. Butler and Lawrence Butler, on behalf of the Company--Scott Zecher and Andrew Gaspar. During the course of the discussions, the issues discussed included the terms of a standstill agreement for members of the AutoInfo Stockholders Committee, the size of the Board, including Board representation for the AutoInfo Stockholders Committee, and the powers of minority directors, the redemption of the poison pill, the aggregate amount of Issuer funds to be spent on acquisitions and other such transactions without requiring stockholder and/or supermajority board approval, and a right of first refusal by the Company on the Common Stock beneficially held by members of the AutoInfo Stockholders Committee. To date, those discussions have not been successful and no agreements or understandings of any kind have been reached.

                  The AutoInfo Stockholders Committee has filed preliminary consent materials with the Commission, and upon final approval from the Commission intends to file a definitive Consent Statement and commence its solicitation of written consents from Stockholders of the Company. In connection with such solicitation, a record date of May 31, 1995 was established by the Issuer.

                  Except as stated herein, the AutoInfo Stockholders Committee does not presently have any other proposals or plans which would result in any event listed in items (a) through (j) of Item 4 of Schedule 13D. In the future, however, based upon an evaluation of the Issuer's operations and future plans, as well as its own financial status, it may decide to pursue another course of action. The members of the AutoInfo Stockholders Committee may hold or dispose of the Shares or may purchase additional shares of Common Stock at such time as each of them may determine.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As reported in the Company's Revocation of Consent Statement By Board of Directors in Opposition to the Parties who Refer to Themselves as the AutoInfo Stockholders Committee, dated May 15, 1995, the Issuer had 7,732,252 shares of Common Stock outstanding on April 28, 1995. The AutoInfo Stockholders Committee beneficially own an aggregate of 1,131,400 Shares, representing 14.6% of the shares outstanding, of which 1,126,000

Shares are beneficially owned by Steel,  5,300(2) are beneficially owned by Jack
L. Howard and 1,126,100 are beneficially owned by Warren G. Lichtenstein, of which 1,126,000 are beneficially owned by Steel. All of such Shares acquired by Steel, Jack L. Howard and Warren G. Lichtenstein were acquired in open-market transactions. Each of Steel and Jack L. Howard has sole voting and dispositive power with respect to the Shares beneficially owned by it or him. Warren G. Lichtenstein has sole voting and dispositive power with respect to the 100 Shares beneficially owned directly by him. Each of Warren G. Lichtenstein and Lawrence Butler has shared voting and dispositive power with respect to the 1,126,000 Shares beneficially owned by him through Steel's ownership of such shares.

                  (b) Set forth below is a schedule identifying all transactions in the shares effected by the persons identified in response to Item 5(a) above since 60 days prior to February 17, 1995, the date of filing of the Schedule 13D.

                  Steel has engaged in no transactions in the Issuer's common stock during the period described above except for the purchases described below:


Shares of Common Stock        Price Per Share        Date of Purchase
- ----------------------        ---------------        ----------------

 15,000                            $3.34                 2/1/95
 55,000                             3.41
 10,000                             3.28
 47,500                             3.37

100,000                             3.46                 2/2/95
 20,000                             3.47
  5,000                             3.53
  2,000                             3.28

 15,000                             3.34                 2/3/95
 62,300                             3.28

 10,000                             3.34                 2/6/95
  5,000                             3.28

 50,000                             3.41                 2/7/95

 12,000                             3.34                 2/8/95

 10,000                             3.41                 2/9/95

  5,000                             3.41                 2/13/95

  5,000                             3.34                 2/14/95

- --------

     (2) 400 of Mr. Howard's shares are held of record by a trust for the benefit of Jack L. Howard and 4,900 of Mr. Howard's shares are held of record by Mr. Howard in his IRA account.

Shares of Common Stock        Price Per Share        Date of Purchase
- ----------------------        ---------------        ----------------

253,000                             3.50                 2/15/95

  7,500                             3.34                 2/16/95
  5,000                             3.47
 13,000                             3.41

  3,800                             3.34                 2/24/95

 10,000                             3.73                 3/3/95

358,900                             3.50                 3/16/95

10,000                              3.53                 5/24/95

 7,500                              3.53                 5/25/95

 2,500                              3.53                 5/26/95

26,000                              3.54                 6/1/95


         Jack L. Howard has engaged in no transactions in the Issuer's common stock during the period described above except for the purchases described below:


Shares of Common Stock        Price Per Share        Date of Purchase
- ----------------------        ---------------        ----------------

   400*                            $3.36                 2/8/95

   300**                            3.39                 2/9/95

 4,600**                            3.53                 3/16/95
- -----------------
*        Represents shares held of record by a trust for the benefit of Jack L.
Howard.

**       Represents shares held of record by Mr. Howard in his IRA account.

         Warren G. Lichtenstein has engaged in no transactions, other than through Steel's transactions described above, in the Issuer's common stock during the period described above except for the purchase described below:


Shares of Common Stock        Price Per Share        Date of Purchase
- ----------------------        ---------------        ----------------

   100                             $3.63                 5/26/95

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  The members of the AutoInfo Stockholders Committee have orally agreed to work with each other to obtain proxies or consents to accomplish the objectives described in Item 4.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.


         Exhibit A -  Form of Agreement of Limited Partnership, of
                      Steel Partners II, L.P. (previously filed).

         Exhibit B -  Joint Filing Agreement among Steel, Warren G.
                      Lichtenstein, Lawrence Butler and Jack L.
                      Howard. (previously filed).

         Exhibit C -  Letter from counsel to AutoInfo Stockholders
                      Committee to counsel to the Company dated May 1, 1995. (previously filed).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 15, 1995


                                    STEEL PARTNERS II, L.P.,

                                    By: STEEL PARTNERS, LTD., the
                                        general partner of STEEL
                                        PARTNERS ASSOCIATES, L.P.,
                                        general partner


                                    By: /s/ Warren G. Lichtenstein
                                        --------------------------
                                        Warren G. Lichtenstein,
                                        Chairman of the Board

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1995


                                    /s/ Warren G. Lichtenstein
                                    --------------------------
                                    WARREN G. LICHTENSTEIN

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1995


                                    /s/ Lawrence Butler
                                    -------------------
                                    LAWRENCE BUTLER

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1995


                                    /s/ Jack L. Howard
                                    ------------------
                                    JACK L. HOWARD